UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Syntel, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162H103

(CUSIP Number)

R. S. Ramdas

1001 Brickell Bay Drive, Suite 3102/8

Miami, FL 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

13D

CUSIP No. 87162H103

1.	Name of Reporting Persons Rakesh Vij
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 19,237,384*
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 19,237,384*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,237,384*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.2%
14.	Type of Reporting Person (See Instructions) IN

*

The common stock with respect to which Mr. Vij shares voting and dispositive power includes (i) 9,318,692 shares held by the NS Trust dated February 28, 1997 I (“Trust I”), (ii) 9,318,692 shares held by the NS Trust dated February 28, 1997 II (“Trust II”), (iii) 150,000 shares held by the BD Trust dated May 17, 1997 III (“Trust III”), (iv) 150,000 shares held by the BD Trust dated May 17, 1997 IV (“Trust IV”), (v) 150,000 shares held by the NS Trust dated May 17, 1997 V (“Trust V”), and (vi) 150,000 shares held by the NS Trust dated May 17, 1997 VI (“Trust VI”), over each of which Mr. Vij acts as co-trustee (Trust I, Trust II, Trust III, Trust IV, Trust V, and Trust VI are collectively referred to herein as the “Trusts”). Mr. Vij disclaims beneficial ownership of the 19,237,384 shares held by such trusts.

13D

CUSIP No. 87162H103

1.	Name of Reporting Persons NS Trust dated February 28, 1997 I (“Trust I”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida Irrevocable Trust
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 9,318,692
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 9,318,692
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,318,692
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 87162H103

1.	Name of Reporting Persons NS Trust dated February 28, 1997 II (“Trust II”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida Irrevocable Trust
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 9,318,692
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 9,318,692
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,318,692
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 6 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 10, 2005, as amended by Amendment No. 1 filed on January 10, 2005, Amendment No. 2 filed on January 9, 2006, Amendment No. 3 filed on February 15, 2006, Amendment No. 4 filed on August 12, 2009, and Amendment No. 5 filed on September 18, 2015, on behalf of the undersigned (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

All share amounts given in this Amendment No. 6 reflect a two for one stock split of the common stock declared by the Issuer in September 2014 and effective November 3, 2014.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

This Amendment No. 6 to Schedule 13D is being filed by (i) Rakesh Vij, (ii) the NS Trust dated February 28, 1997 I (“Trust I”), and (iii) the NS Trust dated February 28, 1997 II (“Trust II”). Trust I and Trust II are collectively referred to as the “Reporting Trusts”. Mr. Vij and the Reporting Trusts are collectively referred to as “Reporting Persons”. The Reporting Trusts’ address is c/o 1001 Brickell Bay Drive, Suite 3102/8, Miami, Florida 33131. Mr. Vij owns a household products trading company, RK International Inc., 5607 Hartsdale Dr., Houston, Texas 77036, which is also Mr. Vij’s business address. Mr. Vij is a citizen of the United States of America. Each of the Reporting Trusts are Florida irrevocable trusts.

During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

As disclosed by Syntel, Inc. (“Syntel”) pursuant to a Current Report on Form 8-K filed on July 23, 2018, on July 20, 2018, Syntel entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Syntel, Atos S.E., a société européenne (European company) organized under the laws of France (“Parent” or “Atos”), and Green Merger Sub Inc., a Michigan corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Syntel (the “Merger”), with Syntel continuing as the surviving company in the Merger.

Concurrent with and as a condition to Parent’s execution of the Merger Agreement, the Reporting Trusts, and certain other stockholders of Syntel who collectively own approximately 51.07% of the outstanding shares of Syntel common stock (the “Stockholders”), entered into a Voting Agreement, dated July 20, 2018, with Parent (the “Voting Agreement”) with respect to certain shares of Syntel common stock beneficially owned by the Reporting Persons on the date of the Voting Agreement (collectively, the “Subject Shares”).

Under the Voting Agreement, the Stockholders agreed to take the following actions, among others, during the term of the Voting Agreement, at the meeting of Syntel’s stockholders called, convened and held for the purpose of obtaining the approval of Syntel’s stockholders for the adoption of the Merger Agreement, including any adjournment or postponement thereof, and in any other circumstance in which the

Reporting Persons are entitled to vote, consent or give any other approval (including by written consent): (1) with respect to the Merger or Merger Agreement, to vote their shares of Syntel common stock in favor of approval of the Merger Agreement and the transactions contemplated thereby; and (2) to vote against any alternative transactions and against any amendments to the organizational documents of Syntel that would prevent or materially delay or impair the consummation of the Merger. However, if the board of directors of Syntel changes its recommendation in favor of the Merger Agreement or if the Merger Agreement is terminated in accordance with its terms, including in respect of Syntel entering into a Superior Proposal (as described in the Merger Agreement), the Stockholders will immediately and automatically be relieved of their voting obligations under the Voting Agreement. The Voting Agreement also prohibits the Stockholders from soliciting or negotiating any alternative business combination transactions or from entering into any agreements regarding or transferring their shares, subject to certain exceptions.

Under the Voting Agreement, the Stockholders granted to Parent an irrevocable proxy to vote the Subject Shares as provided in the Voting Agreement if the Stockholders fail to do so in accordance with the terms of the Voting Agreement. The Voting Agreement, including the irrevocable proxies granted thereunder, will terminate upon the earlier to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) any reduction in the amount of or any change in the form of consideration payable to any Stockholder.

The preceding description of the Voting Agreement does not contain a complete description of such agreement and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as an exhibit hereto and incorporated by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) As of the date of this Schedule 13D, Trust I beneficially owns 9,318,692 shares of common stock of the Issuer (approximately 11.2% of the outstanding shares of common stock, based on the number of common stock outstanding on March 31, 2018 as reported in the Issuer’s most recently available Quarterly Report on Form 10-Q), Trust II beneficially owns 9,318,692 shares of common stock of the Issuer (approximately 11.2% of the outstanding shares of common stock).

Mr. Vij is currently deemed to beneficially own 19,237,384 shares of common stock of the Issuer indirectly as co-trustee of the Trusts. Mr. Vij’s deemed indirect beneficial ownership represents approximately 23.2% of the outstanding shares of common stock of the Issuer. Mr. Vij disclaims beneficial ownership of the 19,237,384 shares of common stock of the Issuer held by the Trusts.

(b)

Number of shares of Issuer common stock as to which Trust I has:

(i)	Sole power to vote or direct the vote	9,318,692
(ii)	Shared power to vote or direct the vote	0
(iii)	Sole power to dispose or to direct the disposition	9,318,692
(iv)	Shared power to dispose or direct the disposition	0

Number of shares of Issuer common stock as to which Trust II has:

(i)	Sole power to vote or direct the vote	9,318,692
(ii)	Shared power to vote or direct the vote	0
(iii)	Sole power to dispose or to direct the disposition	9,318,692
(iv)	Shared power to dispose or direct the disposition	0

Number of shares of Issuer common stock as to which Mr. Vij has:

(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or direct the vote	19,237,384
(iii)	Sole power to dispose or to direct the disposition	0
(iv)	Shared power to dispose or direct the disposition	19,237,384

Where Mr. Vij has the shared power to vote, or direct the vote, and dispose, or direct the disposition of, the above noted shares of common stock, he shares that power with either Bharat Desai or Neerja Sethi, as co-trustees of the Trusts. Bharat Desai’s address is 1001 Brickell Bay Drive, Suite 3102, Miami, Florida 33131 and his principal occupation is Co-Chairman of the Issuer. Neerja Sethi’s address is 1001 Brickell Bay Drive, Suite 3102/8, Miami, Florida 33131 and her principal occupation is Director of the Issuer. During the past five years, neither Bharat Desai nor Neerja Sethi have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Bharat Desai and Neerja Sethi are both citizens of the United States of America.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

The response to Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement.

2	Voting Agreement, dated as of July 20, 2018, by and among Bharat Desai, Neerja Sethi, NS Trust Dated 02/28/97 I (Trust I), NS Trust Dated 02/28/97 II (Trust II), The DS Foundation, and Atos S.E.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July 24, 2018

/s/ Rakesh Vij
Rakesh Vij

NS Trust dated February 28, 1997 I (“Trust I”)

/s/ Rakesh Vij
Rakesh Vij, Co-Trustee

/s/ Bharat Desai
Bharat Desai, Co-Trustee

NS Trust dated February 28, 1997 II (“Trust II”)

/s/ Rakesh Vij
Rakesh Vij, Co-Trustee

/s/ Bharat Desai
Bharat Desai, Co-Trustee

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Voting Agreement.